MORGAN STANLEY GLOBAL DIVIDEND GROWTH SECURITIES
1221 Avenue of the Americas
New York, NY 10020

July 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:       Larry Greene, Division of Investment Management

Re:	Morgan Stanley Global Dividend Growth Securities
(File Nos. 33-59004 and 811-7548)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Global Dividend Growth Securities (the “Fund”) filed with the Securities and Exchange Commission on May 29, 2007.  Below, we provide any responses to or any supplemental explanations of such comments, as requested.   These changes will be reflected in Post-Effective Amendment No. 19  to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 23, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.    This response letter addressing the Staff’s comments has been filed via EDGAR as correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.          Please indicate whether the Fund is current with its 40-17G filings.

Response 2.    The Fund is current with such filings.

Comment 3.          Please disclose how many countries outside of the United States the Portfolio will invest in, which should be greater than three countries.

Response 3.    We respectfully acknowledge your comment; however, we note that consistent with footnote 38 to the release proposing Rule 35d-1 (Release No. IC-22530, February 27, 1997; the “Proposing Release”), and footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001; the “Adopting Release”), a fund with the word “global” in its name, such as the Fund, is not required to specify that it invests in securities of at least three countries outside the United States.

Comment 4.          Please indicate whether the Fund’s investments in convertible debt securities, convertible preferred securities, U.S. government securities, fixed-income securities issued by foreign governments and international organizations and investment grade corporate debt securities are principal investment strategies of the Fund.

Response 4.     We confirm that the above-referenced investments are principal investments of the Fund.

Comment 5.          Please indicate whether the risks included under the section entitled “The Fund-Other Risks” are considered principal risks.

Response 5.     We do not consider risks relating to forward foreign currency exchange contracts to be principal risks of the Fund.

Comment 6.          In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 6.      We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 7.          In light of the disclosure in the SAI entitled “Description of the Fund and Its Investments and Risks- Investment Strategies and Risks- Investment Company Securities,” add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 7.     The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table.

Comment 8.          Please confirm that the full five year business experience is provided for the portfolio managers listed in the prospectus.

Response 8.      We confirm this information is included.

Comment 9.          Please explain why the advisory fee listed in the Annual Fund Operating Expenses table is .66%.

Response 9.     The advisory fee schedule has breakpoints (i.e., .67% of the portion of the daily net assets of the Fund not exceeding $1 billion and .645% of the portion of the daily net assets exceeding $1 billion but not exceeding $1.5 billion).

COMMENTS TO THE SAI

Comment 10.       The disclosure in the SAI discussing the Fund’s investments in investment company securities (i.e., in investment company securities of investment companies managed by the Investment Adviser or its affiliates) is not consistent with the Fund’s non-fundamental restriction regarding investment in other investment companies (#1).

Response 10.    We respectfully acknowledge the comment, but believe the Fund may invest in investment company securities of investment companies managed by the Investment Adviser or its affiliates while complying with the above-referenced non-fundamental investment restriction which permits the Fund to invest in other investment companies in accordance with the Investment Company Act of 1940.

Comment 11.       With respect to the Fund’s fundamental investment restrictions relating to borrowing (#2) and issuing senior securities (#5), indicate the Fund’s actual policies with respect to this type of strategy and investment, respectively.

Response 11.    This disclosure is included in the section of the SAI entitled “Description of the Fund and Its Investments and Risks- Investment Strategies and Risks- Borrowing”.

Comment 12.       Under the “Portfolio Manager Compensation Structure” section, please consider adding disclosure to explain with greater specificity the significance given to investment performance in determining compensation amounts relative to the other factors listed.

Response 12.    As disclosed under this section, discretionary compensation is determined by a number of factors.  Seven such factors are listed in order of relative importance, with investment performance being at the top. We believe that this disclosure meets the requirements of Form N-1A.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-7546.  Thank you.

Sincerely,

/s/ Alice J. Gerstel

Alice J. Gerstel